EXHIBIT 34.1

Report of Independent Registered Public Accounting Firm

Board of Directors Citibank, N.A.:

We have examined Citibank, N.A.’s (or “Company”) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for publicly-issued (i.e., transaction-level reporting required under the Securities Exchange Act of 1934, as amended) securities backed by insurance-related funding agreements issued on or after January 1, 2006 for which the Company provides paying agent, calculation agent, trustee and registrar services, (the Platform), excluding servicing criteria 1122(d)(1)(ii), 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(iii), 1122(d)(2)(iv), 1122(d)(2)(vi), 1122(d)(2)(vii), 1122(d)(3)(i), 1122(d)(4)(i) through 1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2006. Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset-backed transactions and securities that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

Our examination disclosed the following instances of material non-compliance with criterion 1122(d)(3)(ii) and 1122(d)(3)(iii) applicable to the Company as of and for the twelve months ended December 31, 2006. Instances of material non-compliance related to criterion 1122(d)(3)(ii) were noted. In some instances, certain distributions to investors were made one day after the timeframes stated in the transaction agreements. Instances of material non-compliance related to criterion 1122(d)(3)(iii) were noted. In some instances, certain distributions were not posted to the Servicer’s investor records within two business days.

In our opinion, except for the instances of material non-compliance described above, the Company complied, in all material respects, with the aforementioned servicing criteria as of and for the twelve months ended December 31, 2006.

KMPG LLP

Chicago, Illinois February 28, 2007